Credit Suisse (Bank) Financial Statements 6M08

Condensed consolidated financial statements – unaudited

Consolidated statements of income (unaudited)

in	6M08	6M07

Consolidated statements of income (CHF million)

Interest and dividend income	25,351	30,811

Interest expense	(21,742)	(26,917)

Net interest income	3,609	3,894

Commissions and fees	7,507	9,508

Trading revenues	(1,126)	7,003

Other revenues	89	3,185

Net revenues	10,079	23,590

Provision for credit losses	186	28

Compensation and benefits	7,082	10,026

General and administrative expenses	3,095	3,198

Commission expenses	1,130	1,141

Total other operating expenses	4,225	4,339

Total operating expenses	11,307	14,365

Income/(loss) before taxes and minority interests	(1,414)	9,197

Income tax expense/(benefit)	(303)	1,631

Minority interests	41	2,391

Net income/(loss)	(1,152)	5,175

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)

end of	2Q08	4Q07

Assets (CHF million)

Cash and due from banks	31,008	36,304

Interest-bearing deposits with banks	6,588	4,526

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	280,633	296,341

of which reported at fair value	148,087	183,719

Securities received as collateral, at fair value	27,391	28,728

Trading assets, at fair value	444,072	530,125

of which encumbered	108,793	141,764

Investment securities	12,870	14,515

of which reported at fair value	12,629	14,267

of which encumbered	44	1,908

Other investments	27,534	27,907

of which reported at fair value	24,954	25,080

Net loans	215,149	221,570

of which reported at fair value	28,478	31,047

allowance for loan losses	983	1,000

Premises and equipment	5,506	5,590

Goodwill	8,670	9,746

Other intangible assets	565	421

of which reported at fair value	123	179

Other assets	145,888	157,969

of which reported at fair value	47,149	49,298

of which encumbered	5,599	12,084

Total assets	1,205,874	1,333,742

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)

	2Q08	4Q07

Liabilities and shareholder's equity (CHF million)

Due to banks	88,413	106,979

of which reported at fair value	6,527	6,348

Customer deposits	275,101	307,598

of which reported at fair value	3,706	5,551

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	256,811	300,476

of which reported at fair value	137,526	140,424

Obligation to return securities received as collateral, at fair value	27,391	28,728

Trading liabilities, at fair value	194,479	200,575

Short-term borrowings	9,481	14,398

of which reported at fair value	6,222	8,120

Long-term debt	150,040	157,282

of which reported at fair value	94,579	107,290

Other liabilities	156,108	162,353

of which reported at fair value	25,625	24,221

Minority interests	21,184	24,019

Total liabilities	1,179,008	1,302,408

Common shares	4,400	4,400

Additional paid-in capital	22,242	20,849

Retained earnings	12,120	15,872

Treasury shares, at cost	(5,416)	(5,497)

Accumulated other comprehensive income/(loss)	(6,480)	(4,290)

Total shareholder's equity	26,866	31,334

Total liabilities and shareholder's equity	1,205,874	1,333,742

end of	2Q08	4Q07

Additional share information

Par value (CHF)	100.00	100.00

Issued shares (million)	44.0	44.0

Shares outstanding (million)	44.0	44.0

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in shareholder's equity (unaudited)

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income/ (loss)	Total share- holder's equity	Number of common shares outstanding	[2]

6M08 (CHF million)

Balance at beginning of period	4,400	20,849	15,872	(5,497)		(4,290)	31,334	43,996,652

Net income/(loss)	–	–	(1,152)	–		–	(1,152)	–

Other comprehensive income/(loss), net of tax	–	–	–	–		(2,190)	(2,190)	–

Issuance of common shares	–	1,208	–	–		–	1,208	–

Issuance of treasury shares	–	(3)	–	158		–	155	–

Repurchase of treasury shares	–	–	–	(222)		–	(222)	–

Share-based compensation, net of tax	–	184	–	145		–	329	–

Dividends on share-based compensation, net of tax	–	(10)	–	–		–	(10)	–

Cash dividends paid	–	–	(2,600)	–		–	(2,600)	–

Other	–	14	–	–		–	14	–

Balance at end of period	4,400	22,242	12,120	(5,416)		(6,480)	26,866	43,996,652

6M07 (CHF million)

Balance at beginning of period	4,400	19,593	11,652	(6,149)		(3,451)	26,045	43,996,652

Net income	–	–	5,175	–		–	5,175	–

Cumulative effect of accounting changes, net of tax	–	–	(680)	–		10	(670)	–

Other comprehensive income/(loss), net of tax	–	–	–	–		360	360	–

Repurchase of treasury shares	–	–	–	(287)		–	(287)	–

Share-based compensation, net of tax	–	(346)	–	857		–	511	–

Dividends on share-based compensation, net of tax	–	122	–	–		–	122	–

Cash dividends paid	–	–	(10)	–		–	(10)	–

Other	–	311	(232)	–		–	79	–

Balance at end of period	4,400	19,680	15,905	(5,579)		(3,081)	31,325	43,996,652

1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations. 2 The Bank's total share capital is fully paid and consists of 43,996,652 registered shares with nominal value of CHF 100 per share. Each share is entitled to one vote. The Bank has no warrants or convertible rights on its own shares outstanding.

Comprehensive income (unaudited)

in	6M08	6M07

Comprehensive income (CHF million)

Net income/(loss)	(1,152)	5,175

Gains/(losses) on cash flow hedges	1	9

Cumulative translation adjustments	(2,171)	311

Unrealized gains/(losses) on securities	(34)	12

Actuarial gains/(losses)	14	28

Other comprehensive income/(loss), net of tax	(2,190)	360

Comprehensive income/(loss)	(3,342)	5,535

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited)

in	6M08	6M07

Operating activities (CHF million)

Net income/(loss)	(1,152)	5,175

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)

Impairment, depreciation and amortization	460	415

Provision for credit losses	186	28

Deferred tax provision	(322)	0

Share of net income from equity method investments	(22)	(27)

Trading assets and liabilities	43,497	(39,634)

(Increase)/decrease in accrued interest, fees receivable and other assets	(4,976)	(47,275)

Increase/(decrease) in accrued expenses and other liabilities	9,759	34,071

Other, net	(8,949)	7,883

Total adjustments	39,633	(44,539)

Net cash provided by/(used in) operating activities	38,481	(39,364)

Investing activities (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(2,146)	1,070

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(10,338)	(19,738)

Purchase of investment securities	(138)	(28)

Proceeds from sale of investment securities	8	511

Maturities of investment securities	1,034	2,473

Investments in subsidiaries and other investments	(2,400)	(1,604)

Proceeds from sale of other investments	1,240	884

(Increase)/decrease in loans	(655)	(15,783)

Proceeds from sales of loans	472	285

Capital expenditures for premises and equipment and other intangible assets	(539)	(580)

Proceeds from sale of premises and equipment and other intangible assets	2	11

Other, net	(14)	(40)

Net cash provided by/(used in) investing activities	(13,474)	(32,539)

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)

in	6M08	6M07

Financing activities (CHF million)

Increase/(decrease) in due to banks and customer deposits	(28,841)	67,073

Increase/(decrease) in short-term borrowings	(4,172)	5,136

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(17,766)	2,732

Issuances of long-term debt	60,873	38,217

Repayments of long-term debt	(40,332)	(33,495)

Issuances of trust preferred securities	0	22

Issuance of common shares	1,208	0

Issuance of treasury shares	155	0

Repurchase of treasury shares	(222)	(287)

Dividends paid/capital repayments	(2,646)	72

Other, net	3,561	2,663

Net cash provided by/(used in) financing activities	(28,182)	82,133

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(2,121)	1

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(5,296)	10,231

Cash and due from banks at beginning of period	36,304	27,865

Cash and due from banks at end of period	31,008	38,096

Supplemental cash flow information (unaudited)

in	6M08	6M07

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	1,270	952

Cash paid for interest	23,050	27,155

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited

Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse (the Bank) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2007, included in the Credit Suisse Annual Report 2007. For a description of the Bank’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2007. For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2007.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes have been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For the most recently adopted accounting standards and standards to be adopted in future periods, refer to Note 1 – Summary of significant accounting policies in V – Condensed consolidated financial statements – unaudited in Credit Suisse Group AG’s (the Group) financial report for the second quarter of 2008 (Credit Suisse Financial Report 2Q08). With the exception of the following standards, the impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.

Recently adopted accounting standards
SFAS 159
The Bank adopted the provisions of SFAS 159 on January 1, 2007. As a result of adoption and election of certain existing instruments under the fair value option, the Bank reported a decrease in opening retained earnings of CHF 832 million, net of tax. For further information on fair values, refer to Note 20 – Fair value of financial instruments.

SFAS 157
The Bank adopted the provisions of SFAS 157 on January 1, 2007. As a result of this adoption, the Bank reported an increase in opening retained earnings of CHF 165 million, net of tax. For further information on fair values, refer to Note 20 – Fair value of financial instruments.

SFAS 158
The cumulative effect of the Bank adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 0.3 billion. The Bank did not early adopt the measurement date provisions and is evaluating the impact of those provisions for adoption in 2008.

Note 2 Business developments
The Bank had no significant acquisitions or divestitures in 6M08 and 6M07.

Note 3 Segment Results
Overview
For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking. Income before taxes and minority interests of these non-consolidated affiliate entities included in the segment presentation for 6M08 and 6M07 were CHF 453 million and CHF 543 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 1,112 million and CHF 1,235 million, respectively. Total assets of these non-consolidated affiliate entities included in the segment presentation as of June 30, 2008 and December 31, 2007 were CHF 55.5 billion and CHF 56.2 billion, respectively. For further information, refer to Note 3 – Segment reporting in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q08.

Net revenues and income before taxes

in	6M08	6M07

Net revenues (CHF million)

Private Banking	6,620	6,719

Investment Banking	3,251	14,120

Asset Management	802	1,629

Adjustments 1 2	(594)	1,122

Net revenues	10,079	23,590

Income before taxes and minority interests (CHF million)

Private Banking	2,544	2,820

Investment Banking	(3,179)	4,492

Asset Management	(301)	556

Adjustments 1 3	(478)	1,329

Income/(loss) before taxes and minority interests	(1,414)	9,197

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments. 2 Includes minority interest-related revenues of CHF 369 million in 6M08 and CHF 2,353 million in 6M07, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues. 3 Includes minority interest income of CHF 299 million in 6M08 and CHF 2,268 million in 6M07, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such income.

Total assets

end of	2Q08	4Q07

Total assets (CHF million)

Private Banking	375,064	376,800

Investment Banking	1,021,587	1,140,740

Asset Management	24,834	27,784

Adjustments [1]	(215,611)	(211,582)

Total assets	1,205,874	1,333,742

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

Note 4 Net interest income
in	6M08	6M07

Net interest income (CHF million)

Loans	4,106	3,779

Investment securities	310	361

Trading assets	10,119	11,867

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	7,289	11,239

Other	3,527	3,565

Interest and dividend income	25,351	30,811

Deposits	(5,742)	(7,897)

Short-term borrowings	(245)	(478)

Trading liabilities	(5,157)	(4,787)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(7,162)	(10,266)

Long-term debt	(2,118)	(2,400)

Other	(1,318)	(1,089)

Interest expense	(21,742)	(26,917)

Net interest income	3,609	3,894

Note 5 Commissions and fees
in	6M08	6M07

Commissions and fees (CHF million)

Lending business	458	1,288

Investment and portfolio management	2,580	2,510

Other securities business	113	105

Fiduciary	2,693	2,615

Underwriting	661	1,331

Brokerage	2,416	2,704

Underwriting and brokerage	3,077	4,035

Other customer services	1,279	1,570

Commissions and fees	7,507	9,508

Note 6 Other revenues
in	6M08	6M07

Other revenues (CHF million)

Minority interests without significant economic interest	259	2,322

Loans held-for-sale	(469)	(13)

Long-lived assets held-for-sale	6	6

Equity method investments	22	68

Other investments	(90)	453

Other	361	349

Other revenues	89	3,185

Note 7 Provision for credit losses
in	6M08	6M07

Provision for credit losses (CHF million)

Allowance for loan losses	60	38

Provisions for lending-related and other exposures	126	(10)

Provision for credit losses	186	28

Note 8 Compensation and benefits
in	6M08	6M07

Compensation and benefits (CHF million)

Salaries and bonuses	6,193	8,968

Social security	415	550

Other	474	508

Compensation and benefits	7,082	10,026

Note 9 General and administrative expenses
in	6M08	6M07

General and administrative expenses (CHF million)

Occupancy expenses	398	417

IT, machinery, etc.	225	226

Provisions and losses	(45)	17

Travel and entertainment	280	273

Professional services	941	978

Depreciation of property and equipment	426	400

Amortization and impairment of other intangible assets	34	15

Other	836	872

General and administrative expenses	3,095	3,198

Note 10 Trading assets and liabilities
end of	2Q08	4Q07

Trading assets (CHF million)

Debt securities	176,458	208,988

Equity securities [1]	146,378	194,379

Derivative instruments [2,3]	100,338	97,356

Other	20,898	29,402

Trading assets	444,072	530,125

Trading liabilities (CHF million)

Short positions	120,199	122,655

Derivative instruments [2,4]	74,280	77,920

Trading liabilities	194,479	200,575

1 Including convertible bonds. 2 In accordance with the provisions of FSP FIN 39-1, the Bank offset cash collateral receivables and payables of CHF 18.7 billion and CHF 16.9 billion, respectively, as of the end of 2Q08 against the derivative positions. Cash colleratal receivables and payables of CHF 13.1 billion and CHF 36.7 billion, respectively, as of the end of 2Q08 were not netted, primarily due to the fact that no valid Master Netting Agreement exist. The Bank adopted the provisions of FSP FIN 39-1 on a prospective basis as of January 1, 2008. 3 The positive replacement values of trading derivatives before netting as of the end 2Q08 and 4Q07 was CHF 580.7 billion and CHF 443.8 billion, respectively. 4 The negative replacement values of trading derivatives before netting as of the end 2Q08 and 4Q07 was CHF 552.8 billion and CHF 424.5 billion, respectively.

Note 11 Loans
end of	2Q08	4Q07

Loans (CHF million)

Banks	1,853	2,128

Commercial	44,329	45,961

Consumer	72,013	70,197

Public authorities	962	982

Lease financings	2,791	2,604

Switzerland	121,948	121,872

Banks	9,375	9,622

Commercial	60,783	69,448

Consumer	21,740	19,021

Public authorities	2,259	2,563

Lease financings	104	115

Foreign	94,261	100,769

Gross loans	216,209	222,641

Net (unearned income)/deferred expenses	(77)	(71)

Allowance for loan losses	(983)	(1,000)

Net loans	215,149	221,570

Impaired loan portfolio (CHF million)

Gross impaired loans	1,352	1,540

of which with a specific allowance	1,215	1,185

of which without a specific allowance	137	355

in	6M08	6M07

Allowance for loan losses (CHF million)

Balance at beginning of period	1,000	1,305

Change in accounting [1]	0	(61)

Change in scope of consolidation	0	(92)

Net additions charged to statements of income	60	38

Gross write-offs	(99)	(108)

Recoveries	54	38

Net write-offs	(45)	(70)

Provisions for interest	0	0

Foreign currency translation impact and other adjustments, net	(32)	3

Balance at end of period	983	1,123

of which a specific allowance	621	730

of which an inherent credit loss allowance	362	393

1 Related to the adoption of SFAS 159.

Note 12 Other assets and liabilities
end of	2Q08	4Q07

Other assets (CHF million)

Cash collateral on derivative instruments	13,092	18,766

Derivative instruments used for hedging	1,233	1,039

Brokerage receivables	54,759	54,890

Assets held-for-sale	38,947	48,206

of which loans	38,700	47,975

of which real estate	247	231

Interest and fees receivable	7,997	10,700

Deferred tax assets	5,776	5,728

Prepaid expenses	545	521

Other	23,539	18,119

Other assets	145,888	157,969

Other liabilities (CHF million)

Cash collateral on derivative instruments	36,706	48,968

Derivative instruments used for hedging	283	73

Brokerage payables	64,489	55,823

Provisions [1]	1,785	2,219

of which off-balance sheet risk	374	266

Interest and fees payable	10,445	11,737

Current tax liabilities	2,291	3,083

Deferred tax liabilities	683	537

Failed sales	11,669	10,627

Other	27,757	29,286

Other liabilities	156,108	162,353

1 Includes provision for bridge commitments.

Note 13 Long-term debt
end of	2Q08	4Q07

Long-term debt (CHF million)

Senior	129,425	138,237

Subordinated	20,615	19,045

Long-term debt	150,040	157,282

of which reported at fair value	94,579	107,290

Note 14 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service cost/ (credit)	Accumu- lated other compre- hensive income/ (loss)

6M08 (CHF million)

Balance at beginning of period	7	(3,979)	125	(450)	7	(4,290)

Increase/(decrease)	1	(2,171)	(42)	0	0	(2,212)

Reclassification adjustments, included in net income	0	0	8	14	0	22

Balance at end of period	8	(6,150)	91	(436)	7	(6,480)

6M07 (CHF million)

Balance at beginning of period	(1)	(2,811)	106	(754)	9	(3,451)

Increase/(decrease)	10	311	9	0	0	330

Reclassification adjustments, included in net income	(1)	0	3	28	0	30

Adoption of SFAS 159, net of tax	6	0	4	0	0	10

Balance at end of period	14	(2,500)	122	(726)	9	(3,081)

Note 15 Tax
For further information, refer to Note 16 – Tax in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q08.

Note 16 Employee share-based compensation and other benefits
Share-based compensation
For further information, refer to Note 17 – Employee share-based compensation and other benefits in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q08 and to Note 25 – Employee share-based compensation and other benefits in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2007.

Compensation expense
Total compensation expense for share-based compensation recognized in the consolidated statements of income in compensation and benefits was CHF 1,727 million and CHF 1,208 million in 6M08 and 6M07, respectively. As of June 30, 2008, the total estimated unrecognized compensation expense related to non-vested share-based compensation of CHF 3,724 million will be recognized over the remaining weighted-average requisite service period of 1.3 years.

Credit Suisse Incentive Share Unit
The compensation expense recognized in 6M08 related to ISUs was CHF 1,197 million. The estimated unrecognized compensation expense related to ISUs as of June 30, 2008, was CHF 3,123 million and will be recognized over the term of the award, subject to the early retirement rules.

Incentive Share Unit activities

in 6M08	ISU

Number of awards (million)

Balance at beginning of period	25.4

Granted	46.3

Settled	(8.8)

Forfeited	(0.5)

Balance at end of period	62.4

of which vested	0.3

of which unvested	62.1

Performance Incentive Plan
The compensation expense recognized in 6M08 related to PIP I and PIP II was CHF 163 million. The estimated unrecognized compensation expense related to PIP I and PIP II as of June 30, 2008, was CHF 164 million. None of the PIP units were deliverable as of June 30, 2008.

Performance Incentive Plan activities

in 6M08	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.2	11.9

Granted	0.1	–

Settled	–	–

Forfeited	(0.1)	–

Balance at end of period	6.2	11.9

of which vested	2.8	7.7

of which unvested	3.4	4.2

Shares
Special awards are generally shares granted to new employees and are in addition to the annual bonus grants. During the first half of 2008, 2.3 million new special awards were granted, 13.3 million share awards were settled, and 0.5 million share awards were forfeited.

The compensation expense recognized in 6M08 related to shares awarded under phantom share, LPA and special awards was CHF 367 million. The estimated unrecognized compensation expense related to these awards as of June 30, 2008 was CHF 437 million.

Share options
The Bank has discontinued the practice of issuing options and the majority of the original grants have since vested.

Note 17 Pension
The Bank previously disclosed in the Credit Suisse Annual Report 2007, that it expected to contribute CHF 199 million to the defined benefit pension plans and to other post-retirement defined benefit plans in 2008. As of June 30, 2008, CHF 163 million of contributions have been made, including approximately CHF 140 million as a special contribution to the UK plan.

in	6M08	6M07

Total pension costs (CHF million)

Service costs on benefit obligation	24	26

Interest costs on benefit obligation	73	80

Expected return on plan assets	(86)	(80)

Amortization of recognized prior service cost	(1)	0

Amortization of recognized actuarial (gains)/losses	21	42

Net periodic pension costs	31	68

Note 18 Guarantees and commitments
Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

end of 2Q08 (CHF million)

Credit guarantees and similar instruments	3,874	4,527	8,401	7,094		345	5,097

Performance guarantees and similar instruments	7,479	3,762	11,241	9,537		84	2,864

Securities lending indemnifications	35,703	0	35,703	35,703		0	35,703

Derivatives	249,457	900,988	1,150,445	1,150,445		46,748	–	[2]

Other guarantees	3,281	1,044	4,325	4,248		0	1,777

Total guarantees	299,794	910,321	1,210,115	1,207,027		47,177	45,441

end of 4Q07 (CHF million)

Credit guarantees and similar instruments	3,181	5,982	9,163	7,777		23	5,064

Performance guarantees and similar instruments	4,249	7,995	12,244	10,494		141	3,469

Securities lending indemnifications	40,006	0	40,006	40,006		0	40,006

Derivatives	127,332	991,516	1,118,848	1,118,848		37,853	–	[2]

Other guarantees	2,942	930	3,872	3,838		0	1,564

Total guarantees	177,710	1,006,423	1,184,133	1,180,963		38,017	50,103

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

end of 2Q08 (CHF million)

Irrevocable commitments under documentary credits	5,778	78	5,856	5,159		2,411

Loan commitments	164,065	53,495	217,560	217,387		146,630

Forward reverse repurchase agreements	58,903	0	58,903	58,903		58,903

Other commitments	6,359	1,708	8,067	8,067		831

Total other commitments	235,105	55,281	290,386	289,516		208,775

end of 4Q07 (CHF million)

Irrevocable commitments under documentary credits	5,854	96	5,950	5,221		2,439

Loan commitments	180,390	56,939	237,329	237,077		160,978

Forward reverse repurchase agreements	40,403	0	40,403	40,403		40,403

Other commitments	2,603	2,263	4,866	4,866		346

Total other commitments	229,250	59,298	288,548	287,567		204,166

1 Total net amount is computed as the gross amount less any participations.

For further information, refer to Note 19 – Guarantees and commitments in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q08 and to Note 29 – Guarantees and commitments in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2007.

Note 19 Variable interest entities
As of June 30, 2008, the Bank consolidated all VIEs for which it is the primary beneficiary under FIN 46(R). Net income was unaffected, as offsetting minority interests were recorded in the consolidated statements of income. For further information, refer to Note 20 – Variable interest entities in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q08.

Consolidated and non-consolidated VIEs

end of	2Q08	4Q07

Consolidated VIEs (CHF million)

CDO	5,034	6,672

CP conduit	0	1

Financial intermediation	15,756	17,397

Total assets of consolidated VIEs	20,790	24,070

Non-consolidated VIEs (CHF million)

CDO	8,713	16,360

CP conduit	9,948	12,642

Financial intermediation	92,781	99,288

Total assets of non-consolidated VIEs	111,442	128,290

Total maximum exposure to loss of non-consolidated VIEs (CHF million)

CDO	2,568	2,453

CP conduit	14,852	17,347

Financial intermediation	23,313	20,556

Collateralized debt obligations
The Bank has consolidated all CDO VIEs for which it is the primary beneficiary, resulting in the inclusion by the Bank of approximately CHF 5.0 billion and CHF 6.7 billion of assets and liabilities of these VIEs as of June 30, 2008 and December 31, 2007, respectively.

The Bank’s maximum loss exposure is generally equal to the carrying value of certain debt and equity retained interests in open CDO VIEs, which are reported as trading assets and carried at fair value and totaled CHF 2.6 billion and CHF 2.5 billion as of June 30, 2008 and December 31, 2007, respectively.

Commercial paper conduits
As of June 30, 2008, the Bank’s maximum loss exposure to non-consolidated CP conduits was CHF 14.9 billion, which consisted of CHF 9.9 billion of funded assets and the CP conduits’ commitments to purchase CHF 5.0 billion of additional assets. As of December 31, 2007, the Bank’s maximum loss exposure was CHF 17.4 billion.

Financial intermediation
The Bank’s maximum loss exposure to non-consolidated VIEs related to financial intermediation activities was CHF 23.3 billion and CHF 20.6 billion as of June 30, 2008 and December 31, 2007, respectively, which represents the notional amount of any guarantees from the Bank and the fair value of all other Bank interests held, rather than the amount of total assets of the VIEs.

Note 20 Fair value of financial instruments
For further information, refer to Note 21– Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q08 and to Note 31 – Financial instruments in VII – Consolidated financial instruments – Credit Suisse (Bank) in the Credit Suisse Annual Report 2007.

Fair value hierarchy
Fair value of assets and liabilities measured at fair value on a recurring basis

end of 6M08	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	148,087	0	0		148,087

Securities received as collateral	24,916	2,475	0	0		27,391

Trading assets	199,018	660,518	64,921	(480,385)		444,072

Investment securities	12,033	596	0	0		12,629

Other investments	497	6,621	17,836	0		24,954

Loans	0	16,294	12,184	0		28,478

Other intangible assets	0	0	123	0		123

Other assets	4,539	23,543	19,183	(116)		47,149

Total assets at fair value	241,003	858,134	114,247	(480,501)		732,883

Liabilities (CHF million)

Due to banks	0	6,523	4	0		6,527

Customer deposits	0	3,680	26	0		3,706

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	137,526	0	0		137,526

Obligations to return securities received as collateral	24,916	2,475	0	0		27,391

Trading liabilities	105,598	544,689	22,857	(478,665)		194,479

Short-term borrowings	0	5,573	649	0		6,222

Long-term debt	0	65,855	28,724	0		94,579

Other liabilities	0	24,098	1,560	(33)		25,625

Total liabilities at fair value	130,514	790,419	53,820	(478,698)		496,055

Net assets/liabilities at fair value	110,489	67,715	60,427	(1,803)	[2]	236,828

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting. 2 In accordance with the provisions of FSP FIN 39-1, the Bank offset cash collateral receivables and payables of CHF 18.7 billion and CHF 16.9 billion, respectively, as of the end of 6M08 against the derivative positions. The Bank adopted the provisions of FSP FIN 39-1 on a prospective basis as of January 1, 2008.

Fair value of assets and liabilities measured at fair value on a recurring basis

end of 4Q07	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	183,719	0	0		183,719

Securities received as collateral	25,576	3,152	0	0		28,728

Trading assets	253,052	562,940	60,622	(346,489)		530,125

Investment securities	13,393	874	0	0		14,267

Other investments	565	6,893	17,622	0		25,080

Loans	0	25,409	5,638	0		31,047

Other intangible assets	0	0	179	0		179

Other assets	4,091	37,221	8,080	(94)		49,298

Total assets at fair value	296,677	820,208	92,141	(346,583)		862,443

Liabilities (CHF million)

Due to banks	0	6,342	6	0		6,348

Customer deposits	0	5,551	0	0		5,551

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	140,424	0	0		140,424

Obligations to return securities received as collateral	25,576	3,152	0	0		28,728

Trading liabilities	111,632	415,885	19,599	(346,541)		200,575

Short-term borrowings	0	7,426	694	0		8,120

Long-term debt	0	76,053	31,237	0		107,290

Other liabilities	0	24,090	173	(42)		24,221

Total liabilities at fair value	137,208	678,923	51,709	(346,583)		521,257

Net assets/liabilities at fair value	159,469	141,285	40,432	0		341,186

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Fair value of assets and liabilities measured at fair value on a recurring basis for level 3

6M08	Derivatives, net	Private equity investments	Other		Total

Assets (CHF million)

Balance at beginning of period	5,633	17,622	49,556	[1]	72,811

Net realized/unrealized gains/(losses) included in net revenues	4,704	(1,278)	(11,425)		(7,999)

Purchases, sales, issuances and settlements	(207)	1,506	718		2,017

Transfers in and/or out of level 3	(1,481)	(14)	26,372		24,877

Balance at end of period	8,649	17,836	65,221	[2]	91,706

Liabilities (CHF million)

Balance at beginning of period	–	–	32,379	[3]	32,379

Net realized/unrealized gains/(losses) included in net revenues	–	–	(4,475)		(4,475)

Purchases, sales, issuances and settlements	–	–	(1,229)		(1,229)

Transfers in and/or out of level 3	–	–	4,604		4,604

Balance at end of period	–	–	31,279	[3]	31,279

Net	8,649	17,836	33,942		60,427

Total realized/unrealized gains/(losses) included in net revenues	4,704	(1,278)	(6,950)		(3,524)

1 Includes primarily RMBS, CMBS, CDO, collateralized bond and loan obligations and internally managed private equity funds. 2 Includes primarily equity derivatives, internally managed private equity funds, RMBS, CMBS and CDO. 3 Includes primarily structured notes.

Fair value of assets and liabilities measured at fair value on a recurring basis for level 3

6M07	Derivatives, net	Private equity investments	Other		Total

Assets (CHF million)

Balance at beginning of period	192	14,722	10,701	[1]	25,615

Net realized/unrealized gains/(losses) included in net revenues	1,004	2,500	1,441		4,945

Purchases, sales, issuances and settlements	1,919	(1,232)	11,056		11,743

Transfers in and/or out of level 3	1,965	(68)	5,708		7,605

Balance at end of period	5,080	15,922	28,906	[1]	49,908

Liabilities (CHF million)

Balance at beginning of period	–	–	27,939	[2]	27,939

Net realized/unrealized gains/(losses) included in net revenues	–	–	265		265

Purchases, sales, issuances and settlements	–	–	8,943		8,943

Transfers in and/or out of level 3	–	–	(4,226)		(4,226)

Balance at end of period	–	–	32,921	[2]	32,921

Net	5,080	15,922	(4,015)		16,987

Total realized/unrealized gains/(losses) included in net revenues	1,004	2,500	1,176		4,680

1 Includes primarily RMBS, CMBS, CDO, collateralized bond and loan obligations and internally managed private equity funds. 2 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)

			6M08			6M07

	Trading revenues	Other revenues	Total revenues	Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	(4,142)	618	(3,524)	2,370	2,310	4,680

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	2,562	298	2,860	1,037	779	1,816

Nonrecurring fair value changes
As of June 30, 2008 and December 31, 2007, CHF 4.8 billion and CHF 6.3 billion, respectively, of loans have been recorded at fair value, of which CHF 1.8 billion and CHF 5.7 billion, respectively, were classified as level 2 and CHF 3.0 billion and CHF 0.6 billion, respectively, were classified as level 3.

.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

			6M08			4Q07

	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans (90 days or more past due)	187	229	(42)	0	0	0

Non-accrual loans	423	854	(431)	232	459	(227)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	148,087	147,763	324	183,719	183,303	416

Loans	28,478	28,872	(394)	31,047	31,517	(470)

Other assets	31,835	35,975	(4,140)	33,936	35,420	(1,484)

Due to banks and customer deposits	(2,846)	(2,870)	24	(5,805)	(5,798)	(7)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(137,526)	(137,685)	159	(140,424)	(140,436)	12

Short-term borrowings	(6,222)	(6,609)	387	(8,120)	(8,409)	289

Long-term debt	(94,579)	(101,921)	7,342	(107,290)	(107,323)	33

Other liabilities	(4,620)	(4,671)	51	(3,648)	(3,646)	(2)

Gains and losses on financial instruments

	6M08		6M07

	Net gains/(losses)		Net gains/(losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	4,896	[1]	7,112	[1]

Trading loans	87	[2]	106	[1]

of which related to credit risk	0		21

Other investments	(219)	[2]	33	[2]

Loans	622	[1]	593	[1]

of which related to credit risk	(170)		(26)

Other assets	(2,341)	[2]	825	[1]

of which related to credit risk	(3,566)		123

Due to banks and customer deposits	(48)	[1]	(79)	[1]

of which related to credit risk	9		0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(3,745)	[1]	(6,018)	[1]

Short-term borrowings	(202)	[2]	(232)	[1]

Long-term debt	2,749	[2]	(2,691)	[2]

of which related to credit risk	698		(108)

Other liabilities	(421)	[2]	(5)	[2]

of which related to credit risk	(498)		(5)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues.

Note 21 Litigation
For further information, refer to Note 23 – Litigation in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q08.
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm to the Board of Directors of

Credit Suisse, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse and subsidiaries (the “Bank”) as of June 30, 2008 and 2007, and the related condensed consolidated statements of income, changes in shareholder's equity, comprehensive income and cash flows for the six-month periods ended June 30, 2008 and 2007. These condensed consolidated financial statements are the responsibility of the Bank's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Bank as of December 31, 2007, and the related consolidated statements of income, changes in shareholder's equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 18, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Klynveld Peat Marwick Goerdeler SA

David L. Jahnke Robert S. Overstreet
Auditor in charge

Zurich, Switzerland
July 23, 2008